

February 2, 2012

Via E-mail
Alan Auerbach
Chief Executive Officer
Puma Biotechnology, Inc.
10940 Wilshire Blvd, Suite 600
Los Angeles, CA 90024

      Re: Puma Biotechnology, Inc.
               Amendment No. 1 to Form S-1
               Filed February 1, 2012
               File No. 333-178308

Dear Mr. Auerbach:

We have reviewed your Amendment No. 1 to Form S-1 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note that there is currently no existing trading market for your securities. Schedule A, paragraph 16, of the Securities Act and Item 501(b)(3) of Regulation S-K require registrants to include in the registration statement either the price or a formula or method to calculate the price. Where there is no existing market for the securities, the registration statement must include a price. Simply stating that the securities are to be sold at a market price or negotiated prices is not sufficient to satisfy the statute in these cases. Accordingly, please revise the cover page of your prospectus and the sections entitled "The Offering" and "Plan of Distribution" to include a fixed price at which the shares will be sold until such a time as a public trading market for your shares develops. In addition, pursuant to Item 505 of Regulation S-K, please revise the section entitled "Determination of Offering Price" to explain how the price of the shares was determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey Riedler
Assistant Director

cc: B. Shayne Kennedy, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626